FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Enters into Automatic Share Purchase Plan and Announces Share Repurchases Under Normal Course Issuer Bid

Toronto, Ontario (May 19, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it has entered into an automatic share purchase plan (“ASPP”) with a broker in order to facilitate repurchases of Alamos’ Class A common shares (“Common Shares”) under its previously announced normal course issuer bid (“NCIB”). Since December 24, 2021, Alamos has purchased 1.0 million shares in total pursuant to the NCIB at an average price of US$7.415 at a cost of $7.4 million, with all the purchases occurring in May 2022.

During the effective period of the ASPP, Alamos’ broker may purchase Common Shares at times when Alamos would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases will be made by Alamos’ broker based upon parameters set by Alamos when it is not in possession of any material non-public information about itself and its securities, and in accordance with the terms of the ASPP. Outside of the effective period of the ASPP, Common Shares may continue to be purchased in accordance with Alamos’ discretion, subject to applicable law. The ASPP has been entered into in accordance with the requirements of applicable Canadian securities laws.

Alamos previously announced that it had received approval from the Toronto Stock Exchange ("TSX") to, during the 12-month period commencing December 24, 2021 and terminating December 23, 2022, purchase up to 29,994,398 Common Shares, representing approximately 10% of the Company’s public float of the Common Shares as of December 15, 2021, being 299,943,980 Common Shares (as of December 15, 2021, there were 391,962,704 Common Shares issued and outstanding), by way of a NCIB on the TSX or through alternative trading systems or by such other means as may be permitted under applicable law.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release includes certain statements that constitute forward-looking information within the meaning of applicable securities laws ("Forward-looking Statements"). All statements in this news release, including statements regarding potential future purchases by Alamos of its Common Shares pursuant to the NCIB including ASPP, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are Forward-looking Statements. Forward-looking Statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", is “expected", "anticipates", "plans" or “is planned”, “trends”, "estimates", "intends" or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.

Alamos cautions readers not to place undue reliance on the forward-looking statements in the information and content on this news release as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the Forward-looking Statements. These factors include, but are not limited to: changes in the financial markets, changes in applicable laws and governmental regulations, fluctuations the price of gold, fluctuations in relative currency values, risks related to obtaining and maintaining necessary permits and the unpredictability of and fluctuation in the trading price of the Company’s common shares.

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

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